EXHIBIT 13.2
Condensed consolidated statement of income

	three months ended March 31
(unaudited - millions of Canadian $, except per share amounts)	2023	2022

Revenues
Canadian Natural Gas Pipelines	1,229	1,088
U.S. Natural Gas Pipelines	1,709	1,449
Mexico Natural Gas Pipelines	205	152
Liquids Pipelines	538	668
Power and Energy Solutions	247	143
	3,928	3,500
Income from Equity Investments	303	205
Impairment of Equity Investment	(13)	—
Operating and Other Expenses
Plant operating costs and other	1,057	1,006
Commodity purchases resold	87	128
Property taxes	227	207
Depreciation and amortization	677	626
Goodwill impairment charge	—	571
	2,048	2,538
Financial Charges
Interest expense	762	580
Allowance for funds used during construction	(131)	(75)
Foreign exchange (gains) losses, net	(107)	(26)
Interest income and other	(42)	(35)
	482	444
Income before Income Taxes	1,688	723
Income Tax Expense (Recovery)
Current	112	275
Deferred	229	48
	341	323
Net Income	1,347	400
Net income attributable to non-controlling interests	11	11
Net Income Attributable to Controlling Interests	1,336	389
Preferred share dividends	23	31
Net Income Attributable to Common Shares	1,313	358
Net Income per Common Share
Basic and diluted	$1.29	$0.36
Weighted Average Number of Common Shares (millions)
Basic	1,021	981
Diluted	1,021	982
See accompanying Notes to the Condensed consolidated financial statements.
TC Energy First Quarter 2023 | 45

Condensed consolidated statement of comprehensive income

	three months ended March 31
(unaudited - millions of Canadian $)	2023	2022

Net Income	1,347	400
Other Comprehensive Income (Loss), Net of Income Taxes
Foreign currency translation adjustments	(24)	(301)
Change in fair value of net investment hedges	10	19
Change in fair value of cash flow hedges	(1)	18
Reclassification to net income of (gains) losses on cash flow hedges	34	8
Reclassification to net income of actuarial (gains) losses on pension and other post-retirement benefit plans	—	1
Other comprehensive income (loss) on equity investments	(71)	180
	(52)	(75)
Comprehensive Income	1,295	325
Comprehensive income attributable to non-controlling interests	11	9
Comprehensive Income Attributable to Controlling Interests	1,284	316
Preferred share dividends	23	31
Comprehensive Income Attributable to Common Shares	1,261	285
See accompanying Notes to the Condensed consolidated financial statements.

46 | TC Energy First Quarter 2023

Condensed consolidated statement of cash flows

	three months ended March 31
(unaudited - millions of Canadian $)	2023	2022

Cash Generated from Operations
Net income	1,347	400
Depreciation and amortization	677	626
Goodwill impairment charge	—	571
Deferred income taxes	229	48
Income from equity investments	(303)	(205)
Impairment of equity investment	13	—
Distributions received from operating activities of equity investments	305	234
Employee post-retirement benefits funding, net of expense	(13)	(6)
Equity allowance for funds used during construction	(84)	(53)
Unrealized (gains) losses on financial instruments	(132)	16
Expected credit loss provision	(106)	—
Other	81	36
(Increase) decrease in operating working capital	60	40
Net cash provided by operations	2,074	1,707
Investing Activities
Capital expenditures	(1,885)	(1,508)
Capital projects in development	(78)	(13)
Contributions to equity investments	(1,070)	(1,415)
Loans to affiliate (issued) repaid, net	250	(163)
Acquisition, net of cash acquired	(138)	—
Other distributions from equity investments	16	1,199
Deferred amounts and other	129	67
Net cash (used in) provided by investing activities	(2,776)	(1,833)
Financing Activities
Notes payable issued (repaid), net	(2,225)	330
Long-term debt issued, net of issue costs	7,011	—
Long-term debt repaid	(110)	(26)
Junior subordinated notes issued, net of issue costs	—	1,011
Dividends on common shares	(651)	(853)
Dividends on preferred shares	(22)	(31)
Distributions to non-controlling interests	(21)	(10)
Distributions on Class C Interests	(41)	(21)
Common shares issued, net of issue costs	3	129
Other	—	5
Net cash (used in) provided by financing activities	3,944	534
Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	(11)	(8)
Increase (Decrease) in Cash and Cash Equivalents	3,231	400
Cash and Cash Equivalents
Beginning of period	620	673
Cash and Cash Equivalents
End of period	3,851	1,073
See accompanying Notes to the Condensed consolidated financial statements.
TC Energy First Quarter 2023 | 47

Condensed consolidated balance sheet

(unaudited - millions of Canadian $)		March 31, 2023	December 31, 2022

ASSETS
Current Assets
Cash and cash equivalents		3,851	620
Accounts receivable		3,160	3,624
Inventories		984	936
Other current assets		2,323	2,152
		10,318	7,332
Plant, Property and Equipment	net of accumulated depreciation of $35,165 and $34,629, respectively	77,463	75,940
Net Investment in Leases		1,997	1,895
Equity Investments		9,696	9,535
Restricted Investments		2,265	2,108
Regulatory Assets		2,008	1,910
Goodwill		12,837	12,843
Other Long-Term Assets		2,617	2,785
		119,201	114,348
LIABILITIES
Current Liabilities
Notes payable		4,031	6,262
Accounts payable and other		5,990	7,149
Dividends payable		963	930
Accrued interest		732	668
Current portion of long-term debt		2,242	1,898
		13,958	16,907
Regulatory Liabilities		4,735	4,520
Other Long-Term Liabilities		970	1,017
Deferred Income Tax Liabilities		8,005	7,648
Long-Term Debt		46,247	39,645
Junior Subordinated Notes		10,491	10,495
		84,406	80,232
EQUITY
Common shares, no par value		29,264	28,995
Issued and outstanding:	March 31, 2023 – 1,023 million shares December 31, 2022 – 1,018 million shares
Preferred shares		2,499	2,499
Additional paid-in capital		725	722
Retained earnings		1,182	819
Accumulated other comprehensive income (loss)		903	955
Controlling Interests		34,573	33,990
Non-Controlling Interests		222	126
		34,795	34,116
		119,201	114,348
Commitments, Contingencies and Guarantees (Note 14)
Variable Interest Entities (Note 15)
See accompanying Notes to the Condensed consolidated financial statements.
48 | TC Energy First Quarter 2023

Condensed consolidated statement of equity

	three months ended March 31
(unaudited - millions of Canadian $)	2023	2022

Common Shares
Balance at beginning of period	28,995	26,716
Shares issued:
Dividend reinvestment and share purchase plan	266	—
Exercise of stock options	3	144
Balance at end of period	29,264	26,860
Preferred Shares
Balance at beginning and end of period	2,499	3,487
Additional Paid-In Capital
Balance at beginning of period	722	729
Issuance of stock options, net of exercises	3	(12)
Balance at end of period	725	717
Retained Earnings
Balance at beginning of period	819	3,773
Net income attributable to controlling interests	1,336	389
Common share dividends	(952)	(884)
Preferred share dividends	(21)	(17)
Balance at end of period	1,182	3,261
Accumulated Other Comprehensive Income (Loss)
Balance at beginning of period	955	(1,434)
Other comprehensive income (loss) attributable to controlling interests	(52)	(73)
Balance at end of period	903	(1,507)
Equity Attributable to Controlling Interests	34,573	32,818
Equity Attributable to Non-Controlling Interests
Balance at beginning of period	126	125
Non-controlling interest on acquisition of Fluvanna Wind Farm	106	—
Net income attributable to non-controlling interests	11	11
Other comprehensive income (loss) attributable to non-controlling interests	—	(2)
Distributions declared to non-controlling interests	(21)	(10)
Balance at end of period	222	124
Total Equity	34,795	32,942
See accompanying Notes to the Condensed consolidated financial statements.
TC Energy First Quarter 2023 | 49

Notes to Condensed consolidated financial statements
(unaudited)
1. BASIS OF PRESENTATION
These Condensed consolidated financial statements of TC Energy Corporation (TC Energy or the Company) have been prepared by management in accordance with U.S. GAAP. The accounting policies applied are consistent with those outlined in TC Energy’s annual audited Consolidated financial statements for the year ended December 31, 2022, except as described in Note 2, Accounting changes. Capitalized and abbreviated terms that are used but not otherwise defined herein are identified in the 2022 audited Consolidated financial statements included in TC Energy’s 2022 Annual Report.
These Condensed consolidated financial statements reflect adjustments, all of which are normal recurring adjustments that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods. These Condensed consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2022 audited Consolidated financial statements included in TC Energy’s 2022 Annual Report. Certain comparative figures have been adjusted to reflect the current period's presentation.
Earnings for interim periods may not be indicative of results for the fiscal year in certain of the Company’s segments primarily due to:
•Natural gas pipelines segments – the timing of regulatory decisions and negotiated rate case settlements as well as seasonal fluctuations in short-term throughput volumes on U.S. pipelines and marketing activities
•Liquids Pipelines – fluctuations in throughput volumes on the Keystone Pipeline System and marketing activities
•Power and Energy Solutions – the impacts of seasonal weather conditions on customer demand, market supply and prices of natural gas and power as well as maintenance outages in certain of the Company’s investments in electrical power generation plants and Canadian non-regulated natural gas storage facilities.
In addition to the factors mentioned above, revenues and segmented earnings (losses) are impacted by fluctuations in foreign exchange rates, mainly related to the Company's U.S. dollar-denominated operations and Mexican peso-denominated exposure.
Use of Estimates and Judgments
In preparing these Condensed consolidated financial statements, TC Energy is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions. In the opinion of management, these Condensed consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies included in the annual audited Consolidated financial statements for the year ended December 31, 2022, except as described in Note 2, Accounting changes.
Asset divestiture program
In 2022, TC Energy announced an asset divestiture program that may involve the divestiture of reporting units, or portions thereof. These divestitures could include assets that have associated goodwill. An assessment of whether the goodwill for a reporting unit is impaired requires certain estimates and judgments relating to matters that are dependent on future events. To the extent that a sale transaction indicates a value lower than previously estimated, goodwill could be impaired. In the event of a partial sale of such assets, the anticipated proceeds will be considered in management’s assessment of fair value of the retained interest and any associated goodwill.

50 | TC Energy First Quarter 2023

2. ACCOUNTING CHANGES
Future Accounting Changes
Leases
In March 2023, the FASB issued new guidance that clarified the accounting for leasehold improvements associated with common control leases. This new guidance is effective January 1, 2024 and can be applied either prospectively or retrospectively, with early application permitted. The Company will adopt the guidance on a prospective basis starting January 1, 2024.
3. SEGMENTED INFORMATION

three months ended March 31, 2023	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Energy Solutions
(unaudited - millions of Canadian $)						Corporate[1]		Total

Revenues	1,229	1,709	205	538	247	—		3,928
Intersegment revenues	—	26	—	—	—	(26)	[2]	—
	1,229	1,735	205	538	247	(26)		3,928
Income (loss) from equity investments	5	108	(9)	14	185	—		303
Impairment of equity investment	(13)	—	—	—	—	—		(13)
Plant operating costs and other[3]	(417)	(409)	80	(177)	(158)	24	[2]	(1,057)
Commodity purchase resold	—	—	—	(84)	(3)	—		(87)
Property taxes	(77)	(118)	—	(31)	(1)	—		(227)
Depreciation and amortization	(316)	(237)	(22)	(84)	(18)	—		(677)
Segmented Earnings (Losses)	411	1,079	254	176	252	(2)		2,170
Interest expense								(762)
Allowance for funds used during construction								131
Foreign exchange gains (losses), net								107
Interest income and other								42
Income before Income Taxes								1,688
Income tax (expense) recovery								(341)
Net Income								1,347
Net income attributable to non-controlling interests								(11)
Net Income Attributable to Controlling Interests								1,336
Preferred share dividends								(23)
Net Income Attributable to Common Shares								1,313
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Plant operating costs and other in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3The Mexico Natural Gas Pipelines segment includes a recovery of $95 million on the ECL provision with respect to the net investment in leases associated with the in-service TGNH pipelines and a recovery of $11 million on the ECL provision for contract assets related to certain other Mexico natural gas pipelines.
TC Energy First Quarter 2023 | 51

three months ended March 31, 2022	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Energy Solutions
(unaudited - millions of Canadian $)						Corporate[1]		Total

Revenues	1,088	1,449	152	668	143	—		3,500
Intersegment revenues	—	34	—	—	—	(34)	[2]	—
	1,088	1,483	152	668	143	(34)		3,500
Income (loss) from equity investments	4	79	9	14	71	28	[3]	205
Plant operating costs and other	(373)	(367)	(13)	(173)	(117)	37	[2]	(1,006)
Commodity purchase resold	—	—	—	(128)	—	—		(128)
Property taxes	(75)	(103)	—	(28)	(1)	—		(207)
Depreciation and amortization	(286)	(211)	(28)	(81)	(20)	—		(626)
Goodwill impairment charge	—	(571)	—	—	—	—		(571)
Segmented Earnings (Losses)	358	310	120	272	76	31		1,167
Interest expense								(580)
Allowance for funds used during construction								75
Foreign exchange gains (losses), net[3]								26
Interest income and other								35
Income before Income Taxes								723
Income tax (expense) recovery								(323)
Net Income								400
Net income attributable to non-controlling interests								(11)
Net Income Attributable to Controlling Interests								389
Preferred share dividends								(31)
Net Income Attributable to Common Shares								358
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Plant operating costs and other in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3Income (loss) from equity investments includes the Company's proportionate share of Sur de Texas foreign exchange gains (losses) on the peso-denominated loans from affiliates which are fully offset in Foreign exchange gains (losses), net by the corresponding foreign exchange gains (losses) on the affiliate receivable balance until March 15, 2022, when it was fully repaid upon maturity.
Total Assets by Segment

(unaudited - millions of Canadian $)	March 31, 2023	December 31, 2022

Canadian Natural Gas Pipelines	28,082	27,456
U.S. Natural Gas Pipelines	49,877	50,038
Mexico Natural Gas Pipelines	9,921	9,231
Liquids Pipelines	15,344	15,587
Power and Energy Solutions	8,735	8,272
Corporate	7,242	3,764
	119,201	114,348
52 | TC Energy First Quarter 2023

4. REVENUES
Disaggregation of Revenues
The following tables summarize total Revenues for the three months ended March 31, 2023 and 2022:

three months ended March 31, 2023	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Energy Solutions	Total
(unaudited - millions of Canadian $)

Revenues from contracts with customers
Capacity arrangements and transportation	1,221	1,350	109	438	—	3,118
Power generation	—	—	—	—	116	116
Natural gas storage and other[1,2]	8	245	33	1	109	396
	1,229	1,595	142	439	225	3,630
Sales-type lease income	—	—	63	—	—	63
Other revenues[3]	—	114	—	99	22	235
	1,229	1,709	205	538	247	3,928
1The Canadian Natural Gas Pipelines segment includes $8 million of fee revenues from an affiliate related to development and construction of the Coastal GasLink pipeline project which is 35 per cent owned by TC Energy.
2The Mexico Natural Gas Pipelines segment includes $27 million of revenues generated from non-lease components for the provision of operating and maintenance services with respect to sales-type leases on the in-service TGNH pipelines.
3Other revenues include income from the Company's marketing activities and financial instruments. Refer to Note 12, Risk management and financial instruments, for additional information on financial instruments. Additionally, other revenues include $32 million of operating lease income.

three months ended March 31, 2022	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Energy Solutions	Total
(unaudited - millions of Canadian $)

Revenues from contracts with customers
Capacity arrangements and transportation	1,067	1,197	145	509	—	2,918
Power generation	—	—	—	—	87	87
Natural gas storage and other[1]	21	257	7	1	66	352
	1,088	1,454	152	510	153	3,357
Other revenues[2]	—	(5)	—	158	(10)	143
	1,088	1,449	152	668	143	3,500
1The Canadian Natural Gas Pipelines segment includes $21 million of fee revenues from an affiliate related to development and construction of the Coastal GasLink pipeline project which is 35 per cent owned by TC Energy.
2Other revenues include income from the Company's marketing activities and financial instruments. Refer to Note 12, Risk management and financial instruments, for additional information on financial instruments. Additionally, other revenues include $31 million of operating lease income.

TC Energy First Quarter 2023 | 53

Contract Balances

(unaudited - millions of Canadian $)	March 31, 2023	December 31, 2022	Affected line item on the Condensed consolidated balance sheet

Receivables from contracts with customers	1,671	1,907	Accounts receivable
Contract assets	211	155	Other current assets
Long-term contract assets	381	355	Other long-term assets
Contract liabilities[1]	114	62	Accounts payable and other
Long-term contract liabilities	15	32	Other long-term liabilities
1During the three months ended March 31, 2023, $19 million (2022 – $26 million) of revenues were recognized that were included in contract liabilities at the beginning of the period.
Contract assets and long-term contract assets primarily relate to the Company’s right to revenues for services completed but not invoiced at the reporting date on long-term committed capacity natural gas pipelines contracts. The change in contract assets is primarily related to the transfer to Accounts receivable when these rights become unconditional and the customer is invoiced, as well as the recognition of additional revenues that remain to be invoiced. Contract liabilities and long-term contract liabilities primarily represent unearned revenue for contracted services.
Future Revenues from Remaining Performance Obligations
As at March 31, 2023, future revenues from long-term pipeline capacity arrangements and transportation as well as natural gas storage and other contracts extending through 2055 are approximately $22.8 billion, of which approximately $2.9 billion is expected to be recognized during the remainder of 2023.
5. COASTAL GASLINK
Subordinated Loan Agreement
Committed capacity under the subordinated loan agreement between TC Energy and Coastal GasLink LP was $1.3 billion at December 31, 2022 and increased to $3.3 billion at March 31, 2023 to align with the Company's expected funding requirements.
Any amounts outstanding on the loan will be repaid by Coastal GasLink LP to TC Energy, once final project costs are known, which will be determined after the pipeline is placed in service. Coastal GasLink LP partners, including TC Energy, will contribute equity to Coastal GasLink LP to ultimately fund Coastal GasLink LP’s repayment of this subordinated loan to TC Energy. The Company expects that these additional equity contributions will be predominantly funded by TC Energy.
Amounts drawn on this loan subsequent to the amended agreements executed in July 2022 are accounted for as in-substance equity contributions and are presented as Contributions to equity investments on the Company’s Condensed consolidated statement of cash flows. Interest and principal repayments on this loan, which are expected to be predominantly funded by TC Energy, will be accounted for as an equity investment distribution to the Company once received.
In the three months ended March 31, 2023, $327 million was drawn on the loan and $250 million was repaid.
In April 2023, an additional $150 million was drawn on the subordinated loan and will be subject to impairment in future reporting periods along with future draws on this loan.
54 | TC Energy First Quarter 2023

Impairment of Equity Investment in Coastal GasLink LP
With the expectation that additional equity contributions under the subordinated loan agreement will be predominantly funded by TC Energy, the Company completed a valuation assessment and concluded that the fair value of its investment in Coastal GasLink LP was below its carrying value at March 31, 2023 and that this was an other-than-temporary impairment. As a result, a pre-tax impairment charge of $13 million ($29 million after tax) was recognized in Impairment of equity investment in the Condensed consolidated statement of income in the Canadian Natural Gas Pipelines segment, which reduced the carrying values of the investment in Coastal GasLink LP and the loan receivable from affiliate to nil at March 31, 2023. The impairment charge reflected the net impact of the $327 million draw and the $250 million repayment on the subordinated loan for the three months ended March 31, 2023, along with TC Energy’s proportionate share of unrealized gains and losses on an interest rate derivative in Coastal GasLink LP and other changes to the equity investment. The impairment of the subordinated loan resulted in unrealized non-taxable capital losses that are not recognized.
The fair value of TC Energy’s investment in Coastal GasLink LP at March 31, 2023 was estimated using a 40-year discounted cash flow model consistent with the Company's fair value assessment at December 31, 2022. Refer to TC Energy's 2022 Consolidated financial statements for additional information.
TC Energy expects that a significant portion of its future investment will be impaired. The Company will continue to assess for other-than-temporary declines in the fair value of its investment in Coastal GasLink LP, and the extent of any future impairment charges will depend on the outcome of the valuation assessment performed at the respective reporting date.
6. INCOME TAXES
Effective Tax Rates
The effective income tax rates were 20 per cent and 45 per cent for the three months ended March 31, 2023 and 2022, respectively. The decrease in the effective income tax rate was primarily due to the settlement of Mexico income tax assessments recorded in the three months ended March 31, 2022.
7. KEYSTONE ENVIRONMENTAL PROVISION
In December 2022, a pipeline rupture occurred in Washington County, Kansas on the Keystone Pipeline System. At December 31, 2022, the Company accrued an environmental remediation liability of $650 million, before expected insurance recoveries and not including potential fines and penalties which are currently indeterminable. At March 31, 2023, the cost estimate for the incident remained unchanged. The accrual is based on certain assumptions and, therefore, it is reasonably possible that the Company will incur additional costs beyond the amounts accrued. To the extent costs beyond the amounts accrued are incurred, they will be evaluated under the Company's existing insurance policies. For the three months ended March 31, 2023, amounts paid for the environmental remediation liability were $181 million (2022 – nil). The remaining balance reflected in Accounts payable and other on the Company’s Condensed consolidated balance sheet was $469 million at March 31, 2023 (December 31, 2022 – $650 million).
At March 31, 2023, the expected recovery of the estimated environmental remediation costs recorded in Other current assets and Other long-term assets was $516 million and $32 million, respectively (December 31, 2022 – $410 million and $240 million, respectively). For the three months ended March 31, 2023, the Company received $102 million (2022 – nil) from its insurance policies related to the costs for environmental remediation. The Company expects remediation activities to be substantially completed in 2023.

TC Energy First Quarter 2023 | 55

8. LONG-TERM DEBT
Long-Term Debt Issued
Long-term debt issued by the Company in the three months ended March 31, 2023 included the following:

(unaudited - millions of Canadian $, unless otherwise noted)
Company	Issue date	Type	Maturity date	Amount	Interest rate

TransCanada PipeLines Limited
	March 2023	Senior Unsecured Notes	March 2026[1]	US 850	6.20%
	March 2023	Senior Unsecured Notes	March 2026[1]	US 400	Floating
	March 2023	Medium Term Notes	July 2030	1,250	5.28%
	March 2023	Medium Term Notes	March 2026[1]	600	5.42%
	March 2023	Medium Term Notes	March 2026[1]	400	Floating
TC Energía Mexicana, S. de R.L. de C.V.
	January 2023	Senior Unsecured Term Loan	January 2028	US 1,800	Floating
	January 2023	Senior Unsecured Revolving Credit Facility	January 2028	US 500	Floating
1    Callable at par in March 2024 or at any time thereafter.
Long-Term Debt Repaid/Retired
Long-term debt repaid by the Company in the three months ended March 31, 2023 included the following:

(unaudited - millions of Canadian $, unless otherwise noted)
Company	Repayment date	Type	Amount	Interest rate

TC Energía Mexicana, S. de R.L. de C.V.
	Various	Senior Unsecured Revolving Credit Facility	US 60	Floating
On April 1, 2023, Nova Gas Transmission Ltd. retired US$200 million of Debentures bearing interest at a fixed rate of 7.875 per cent.
Capitalized Interest
In the three months ended March 31, 2023, TC Energy capitalized interest related to capital projects of $30 million (2022 – $2 million).

56 | TC Energy First Quarter 2023

9. COMMON SHARES AND PREFERRED SHARES
The Board of Directors of TC Energy declared quarterly dividends as follows:

	three months ended March 31
(unaudited - Canadian $, rounded to two decimals)	2023	2022

per common share	0.93	0.90

per Series 1 preferred share	0.22	0.22
per Series 2 preferred share	0.38	0.13
per Series 3 preferred share	0.11	0.11
per Series 4 preferred share	0.34	0.09
per Series 5 preferred share	0.12	0.12
per Series 6 preferred share	0.36	0.11
per Series 7 preferred share	0.24	0.24
per Series 9 preferred share	0.24	0.24
10. OTHER COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Components of other comprehensive income (loss), including the portion attributable to non-controlling interests and related tax effects, are as follows:

three months ended March 31, 2023	Before tax amount	Income tax (expense) recovery	Net of tax amount
(unaudited - millions of Canadian $)

Foreign currency translation adjustments	(23)	(1)	(24)
Change in fair value of net investment hedges	13	(3)	10
Change in fair value of cash flow hedges	(1)	—	(1)
Reclassification to net income of (gains) losses on cash flow hedges	44	(10)	34
Other comprehensive income (loss) on equity investments	(95)	24	(71)
Other Comprehensive Income (Loss)	(62)	10	(52)

three months ended March 31, 2022	Before tax amount	Income tax (expense) recovery	Net of tax amount
(unaudited - millions of Canadian $)

Foreign currency translation adjustments	(293)	(8)	(301)
Change in fair value of net investment hedges	25	(6)	19
Change in fair value of cash flow hedges	24	(6)	18
Reclassification to net income of (gains) losses on cash flow hedges	15	(7)	8
Reclassification to net income of actuarial (gains) losses on pension and other post-retirement benefit plans	2	(1)	1
Other comprehensive income (loss) on equity investments	240	(60)	180
Other Comprehensive Income (Loss)	13	(88)	(75)

TC Energy First Quarter 2023 | 57

The changes in AOCI by component, net of tax, are as follows:

three months ended March 31, 2023	Currency translation adjustments	Cash flow hedges	Pension and other post-retirement benefit plans adjustments	Equity investments	Total
(unaudited - millions of Canadian $)

AOCI balance at January 1, 2023	441	(109)	(44)	667	955
Other comprehensive income (loss) before reclassifications[1]	(14)	(1)	—	(67)	(82)
Amounts reclassified from AOCI	—	34	—	(4)	30
Net current period other comprehensive income (loss)	(14)	33	—	(71)	(52)
AOCI balance at March 31, 2023	427	(76)	(44)	596	903
1    Losses related to cash flow hedges reported in AOCI and expected to be reclassified to net income in the next 12 months are estimated to be $47 million ($36 million after tax) at March 31, 2023. These estimates assume constant commodity prices, interest rates and foreign exchange rates over time, however, the amounts reclassified will vary based on the actual value of these factors at the date of settlement.
Details about reclassifications out of AOCI into the Condensed consolidated statement of income are as follows:

	three months ended March 31		Affected line item in the Condensed consolidated statement of income[1]
(unaudited - millions of Canadian $)	2023	2022

Cash flow hedges
Commodities	(41)	(9)	Revenues (Power and Energy Solutions)
Interest rate	(3)	(6)	Interest expense
	(44)	(15)	Total before tax
	10	7	Income tax (expense) recovery
	(34)	(8)	Net of tax
Pension and other post-retirement benefit plans
Amortization of actuarial gains (losses)	—	(2)	Plant operating costs and other[2]
	—	1	Income tax (expense) recovery
	—	(1)	Net of tax
Equity investments
Equity income (loss)	6	1	Income from equity investments
	(2)	—	Income tax (expense) recovery
	4	1	Net of tax
1All amounts in parentheses indicate expenses to the Condensed consolidated statement of income.
2    These AOCI components are included in the computation of net benefit cost. Refer to Note 11, Employee post-retirement benefits, for additional information.
58 | TC Energy First Quarter 2023

11. EMPLOYEE POST-RETIREMENT BENEFITS
The net benefit cost recognized for the Company’s pension benefit plans and other post-retirement benefit plans is as follows:

	three months ended March 31
	Pension benefit plans		Other post-retirement benefit plans
(unaudited - millions of Canadian $)	2023	2022	2023	2022

Service cost[1]	23	36	1	1
Other components of net benefit cost[1]
Interest cost	39	31	4	3
Expected return on plan assets	(59)	(59)	(4)	(3)
Amortization of actuarial (gains) losses	—	3	—	—
Amortization of regulatory asset	—	3	—	—
	(20)	(22)	—	—
Net Benefit Cost	3	14	1	1
1Service cost and other components of net benefit cost are included in Plant operating costs and other in the Condensed consolidated statement of income.
TC Energy First Quarter 2023 | 59

12. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
Risk Management Overview
TC Energy has exposure to market risk and counterparty credit risk and has strategies, policies and limits in place to manage the impact of these risks on its earnings, cash flows and, ultimately, shareholder value.
Counterparty Credit Risk
TC Energy’s exposure to counterparty credit risk includes its cash and cash equivalents, accounts receivable and certain contractual recoveries, available-for-sale assets, the fair value of derivative assets, loans receivable, net investment in leases and contract assets.
Market events causing disruptions in global energy demand and supply may contribute to economic uncertainties impacting a number of TC Energy's customers. While the majority of the Company's credit exposure is to large creditworthy entities, TC Energy maintains close monitoring and communication with those counterparties experiencing greater financial pressures. Refer to TC Energy's 2022 Annual Report for more information about the factors that mitigate the Company's counterparty credit risk exposure.
The Company reviews financial assets carried at amortized cost for impairment using the lifetime expected loss of the financial asset at initial recognition and throughout the life of the financial asset. TC Energy uses historical credit loss and recovery data, adjusted for management's judgment regarding current economic and credit conditions, along with reasonable and supportable forecasts to determine any impairment, which is recognized in Plant operating costs and other.
For the three months ended March 31, 2023, the Company recorded a recovery of $95 million (2022 – nil) on the ECL provision before tax with respect to the net investment in leases associated with the in-service TGNH pipelines and a recovery of $11 million (2022 – nil) on the ECL provision for contract assets related to certain other Mexico natural gas pipelines. At March 31, 2023, the balance of the ECL provision was $54 million (December 31, 2022 – $149 million) with respect to the net investment in leases associated with the in-service TGNH pipelines and $3 million (December 31, 2022 – $14 million) related to certain other Mexico natural gas pipelines. The ECL provision is driven primarily by a probability of default measure for the counterparty that is published by an external third party. There was significant volatility in the probability of default during first quarter 2023 which, when combined with the size and contract term of the Company's net investment in leases, resulted in a significant change in the provision in the three months ended March 31, 2023.
At March 31, 2023, the Company had no significant credit losses, other than the ECL provisions noted above, and there were no significant credit risk concentrations or significant amounts past due or impaired.
TC Energy has significant credit and performance exposure to financial institutions that hold cash deposits and provide committed credit lines and letters of credit that help manage the Company's exposure to counterparties and provide liquidity in commodity, foreign exchange and interest rate derivative markets. TC Energy's portfolio of financial sector exposure consists primarily of highly-rated investment grade, systemically important financial institutions. The Company had no direct exposure to the recent U.S. regional bank failures; however, it is closely monitoring potential impacts on its portfolio of financial sector counterparties.

60 | TC Energy First Quarter 2023

Net Investment in Foreign Operations
The Company hedges a portion of its net investment in foreign operations (on an after-tax basis) with U.S. dollar-denominated debt, cross-currency interest rate swaps and foreign exchange options as appropriate.
The fair values and notional amounts for the derivatives designated as a net investment hedge were as follows:

	March 31, 2023		December 31, 2022
(unaudited - millions of Canadian $, unless otherwise noted)	Fair value[1,2]	Notional amount	Fair value[1,2]	Notional amount

U.S. dollar foreign exchange options (maturing 2023 to 2024)	(9)	US 2,600	(22)	US 3,600
U.S. dollar cross-currency interest rate swaps (maturing 2023 to 2025)	(5)	US 300	(5)	US 300
	(14)	US 2,900	(27)	US 3,900
1Fair value equals carrying value.
2No amounts have been excluded from the assessment of hedge effectiveness.
The notional amounts and fair values of U.S. dollar-denominated debt designated as a net investment hedge were as follows:

(unaudited - millions of Canadian $, unless otherwise noted)	March 31, 2023	December 31, 2022

Notional amount	32,500 (US 24,100)	32,500 (US 24,000)
Fair value	30,900 (US 22,900)	30,800 (US 22,700)
Non-Derivative Financial Instruments
Fair value of non-derivative financial instruments
Available-for-sale assets are recorded at fair value which is calculated using quoted market prices where available. Certain non-derivative financial instruments included in Cash and cash equivalents, Accounts receivable, Other current assets, Restricted investments, Net investment in leases, Other long-term assets, Notes payable, Accounts payable and other, Dividends payable, Accrued interest and Other long-term liabilities have carrying amounts that approximate their fair value due to the nature of the item or the short time to maturity. Each of these instruments are classified in Level II of the fair value hierarchy, except for the Company's LMCI equity securities which are classified in Level I.
Credit risk has been taken into consideration when calculating the fair value of non-derivative financial instruments.
Balance sheet presentation of non-derivative financial instruments
The following table details the fair value of non-derivative financial instruments, excluding those where carrying amounts approximate fair value and would be classified in Level II of the fair value hierarchy:

	March 31, 2023		December 31, 2022
(unaudited - millions of Canadian $)	Carrying amount	Fair value	Carrying amount	Fair value

Long-term debt, including current portion[1,2]	(48,489)	(43,865)	(41,543)	(39,505)
Junior subordinated notes	(10,491)	(9,132)	(10,495)	(9,415)
	(58,980)	(52,997)	(52,038)	(48,920)
1Long-term debt is recorded at amortized cost, except for US$1.6 billion (December 31, 2022 – US$1.6 billion) that is attributed to hedged risk and recorded at fair value.
2Net income for the three months ended March 31, 2023 included unrealized losses of $55 million (2022 – nil) for fair value adjustments attributable to the hedged interest rate risk associated with interest rate swap fair value hedging relationships on US$1.6 billion of long-term debt at March 31, 2023 (December 31, 2022 – US$1.6 billion). There were no other unrealized gains or losses from fair value adjustments to the non-derivative financial instruments.
TC Energy First Quarter 2023 | 61

Available-for-sale assets summary
The following tables summarize additional information about the Company's restricted investments that were classified as available-for-sale assets:

	March 31, 2023		December 31, 2022
(unaudited - millions of Canadian $)	LMCI restricted investments	Other restricted investments[1]	LMCI restricted investments	Other restricted investments[1]

Fair values of fixed income securities[2,3]
Maturing within 1 year	1	65	—	54
Maturing within 1-5 years	34	113	—	106
Maturing within 5-10 years	1,212	—	1,153	—
Maturing after 10 years	83	—	77	—
Fair value of equity securities[2,4]	810	—	749	—
	2,140	178	1,979	160
1Other restricted investments have been set aside to fund insurance claim losses to be paid by the Company's wholly-owned captive insurance subsidiary.
2Available-for-sale assets are recorded at fair value and included in Other current assets and Restricted investments on the Company's Condensed consolidated balance sheet.
3Classified in Level II of the fair value hierarchy.
4Classified in Level I of the fair value hierarchy.

	three months ended March 31
	2023		2022
(unaudited - millions of Canadian $)	LMCI restricted investments[1]	Other restricted investments[2]	LMCI restricted investments[1]	Other restricted investments[2]

Net unrealized gains (losses) in the period	103	2	(149)	(4)
Net realized gains (losses) in the period[3]	(7)	—	(2)	—
1Unrealized and realized gains (losses) arising from changes in the fair value of LMCI restricted investments impact the subsequent amounts to be collected through tolls to cover future pipeline abandonment costs. As a result, the Company records these gains and losses as regulatory assets or regulatory liabilities.
2Unrealized and realized gains (losses) on other restricted investments are included in Interest income and other in the Condensed consolidated statement of income.
3Realized gains (losses) on the sale of LMCI restricted investments are determined using the average cost basis.
Derivative Instruments
Fair value of derivative instruments
The fair value of foreign exchange and interest rate derivatives has been calculated using the income approach which uses period-end market rates and applies a discounted cash flow valuation model. The fair value of commodity derivatives has been calculated using quoted market prices where available. In the absence of quoted market prices, third-party broker quotes or other valuation techniques have been used. The fair value of options has been calculated using the Black-Scholes pricing model. Credit risk has been taken into consideration when calculating the fair value of derivative instruments. Unrealized gains and losses on derivative instruments are not necessarily representative of the amounts that will be realized on settlement.
In some cases, even though the derivatives are considered to be effective economic hedges, they do not meet the specific criteria for hedge accounting treatment or are not designated as a hedge and are accounted for at fair value with changes in fair value recorded in net income in the period of change. This may expose the Company to increased variability in reported earnings because the fair value of the derivative instruments can fluctuate significantly from period to period.
62 | TC Energy First Quarter 2023

The recognition of gains and losses on derivatives for Canadian natural gas regulated pipeline exposures is determined through the regulatory process. Gains and losses arising from changes in the fair value of derivatives accounted for as part of rate-regulated accounting, including those that qualify for hedge accounting treatment, are expected to be recovered or refunded through the tolls charged by the Company. As a result, these gains and losses are deferred as regulatory liabilities or regulatory assets and are refunded to or collected from the rate payers in subsequent years when the derivative settles.
Balance sheet presentation of derivative instruments
The balance sheet classification of the fair value of derivative instruments was as follows:

at March 31, 2023	Cash flow hedges	Fair value hedges	Net investment hedges	Held for trading	Total fair value of derivative instruments[1]
(unaudited - millions of Canadian $)

Other current assets
Commodities[2]	1	—	—	605	606
Foreign exchange	—	—	7	25	32
	1	—	7	630	638
Other long-term assets
Commodities[2]	2	—	—	45	47
Foreign exchange	—	—	—	18	18
Interest rate	—	30	—	—	30
	2	30	—	63	95
Total Derivative Assets	3	30	7	693	733
Accounts payable and other
Commodities[2]	(36)	—	—	(561)	(597)
Foreign exchange	—	—	(19)	(108)	(127)
Interest rate	—	(22)	—	—	(22)
	(36)	(22)	(19)	(669)	(746)
Other long-term liabilities
Commodities[2]	(1)	—	—	(31)	(32)
Foreign exchange	—	—	(2)	(14)	(16)
Interest rate	—	(17)	—	—	(17)
	(1)	(17)	(2)	(45)	(65)
Total Derivative Liabilities	(37)	(39)	(21)	(714)	(811)
Total Derivatives	(34)	(9)	(14)	(21)	(78)
1Fair value equals carrying value.
2Includes purchases and sales of power, natural gas, liquids and emission credits.

TC Energy First Quarter 2023 | 63

at December 31, 2022	Cash flow hedges	Fair value hedges	Net investment hedges	Held for trading	Total fair value of derivative instruments[1]
(unaudited - millions of Canadian $)

Other current assets
Commodities[2]	—	—	—	597	597
Foreign exchange	—	—	6	11	17
	—	—	6	608	614
Other long-term assets
Commodities[2]	—	—	—	62	62
Foreign exchange	—	—	2	15	17
Interest rate	—	12	—	—	12
	—	12	2	77	91
Total Derivative Assets	—	12	8	685	705
Accounts payable and other
Commodities[2]	(72)	—	—	(584)	(656)
Foreign exchange	—	—	(31)	(158)	(189)
Interest rate	—	(26)	—	—	(26)
	(72)	(26)	(31)	(742)	(871)
Other long-term liabilities
Commodities[2]	(2)	—	—	(75)	(77)
Foreign exchange	—	—	(4)	(20)	(24)
Interest rate	—	(50)	—	—	(50)
	(2)	(50)	(4)	(95)	(151)
Total Derivative Liabilities	(74)	(76)	(35)	(837)	(1,022)
Total Derivatives	(74)	(64)	(27)	(152)	(317)
1Fair value equals carrying value.
2Includes purchases and sales of power, natural gas and liquids.
The majority of derivative instruments held for trading have been entered into for risk management purposes and all are subject to the Company's risk management strategies, policies and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company's exposures to market risk.
Derivatives in fair value hedging relationships
The following table details amounts recorded on the Condensed consolidated balance sheet in relation to cumulative adjustments for fair value hedges included in the carrying amount of the hedged liabilities:

	Carrying amount		Fair value hedging adjustments[1]
(unaudited - millions of Canadian $)	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022

Long-term debt	(2,156)	(2,101)	9	64
1At March 31, 2023 and December 31, 2022, adjustments for discontinued hedging relationships included in these balances were nil.
64 | TC Energy First Quarter 2023

Notional and maturity summary
The maturity and notional amount or quantity outstanding related to the Company's derivative instruments excluding hedges of the net investment in foreign operations was as follows:

at March 31, 2023	Power	Natural gas	Liquids	Emission credits	Foreign exchange	Interest rate
(unaudited)

Net sales (purchases)[1]	1,267	62	2	125	—	—
Millions of U.S. dollars	—	—	—	—	6,449	1,600
Millions of Mexican pesos	—	—	—	—	19,750	—
Maturity dates	2023-2027	2023-2029	2023-2024	2023	2023-2026	2030-2032
1Volumes for power, natural gas, liquids and emission credit derivatives are in GWh, Bcf, MMBbls and thousand metric tonnes CO2, respectively.

at December 31, 2022	Power	Natural gas	Liquids	Foreign exchange	Interest rate
(unaudited)

Net sales (purchases)[1]	673	(96)	11	—	—
Millions of U.S. dollars	—	—	—	5,997	1,600
Millions of Mexican pesos	—	—	—	9,747	—
Maturity dates	2023-2026	2023-2027	2023-2024	2023-2026	2030-2032
1Volumes for power, natural gas and liquids derivatives are in GWh, Bcf and MMBbls, respectively.
Unrealized and Realized Gains (Losses) on Derivative Instruments
The following summary does not include hedges of the net investment in foreign operations:

	three months ended March 31
(unaudited - millions of Canadian $)	2023	2022

Derivative Instruments Held for Trading[1]
Unrealized gains (losses) in the period
Commodities	58	(38)
Foreign exchange	74	22
Realized gains (losses) in the period
Commodities	188	141
Foreign exchange	57	41
Derivative Instruments in Hedging Relationships
Realized gains (losses) in the period
Commodities	11	(3)
Interest rate	(6)	(3)
1Realized and unrealized gains (losses) on held-for-trading derivative instruments used to purchase and sell commodities are included on a net basis in Revenues. Realized and unrealized gains (losses) on foreign exchange held-for-trading derivative instruments are included on a net basis in Foreign exchange (gains) losses, net in the Condensed consolidated statement of income.
TC Energy First Quarter 2023 | 65

Derivatives in cash flow hedging relationships
The components of OCI (Note 10) related to the change in fair value of derivatives in cash flow hedging relationships before tax and including the portion attributable to non-controlling interests were as follows:

	three months ended March 31
(unaudited - millions of Canadian $, pre-tax)	2023	2022

Gains (losses) in fair value of derivative instruments recognized in OCI[1]
Commodities	(1)	(5)
Interest rate	—	29
	(1)	24
1No amounts have been excluded from the assessment of hedge effectiveness.
Effect of fair value and cash flow hedging relationships
The following table details amounts presented in the Condensed consolidated statement of income in which the effects of fair value or cash flow hedging relationships were recorded:

	three months ended March 31
(unaudited - millions of Canadian $)	2023	2022

Fair Value Hedges
Interest rate contracts[1]
Hedged items	(23)	—
Derivatives designated as hedging instruments	(6)	—
Cash Flow Hedges
Reclassification of gains (losses) on derivative instruments from AOCI to Net income[2,3]
Commodities[4]	(41)	(9)
Interest rate[1]	(3)	(6)
1Presented within Interest expense in the Condensed consolidated statement of income.
2Refer to Note 10, Other comprehensive income (loss) and Accumulated other comprehensive income (loss), for the components of OCI related to derivatives in cash flow hedging relationships.
3There are no amounts recognized in earnings that were excluded from effectiveness testing.
4Presented within Revenues (Power and Energy Solutions) in the Condensed consolidated statement of income.
66 | TC Energy First Quarter 2023

Offsetting of derivative instruments
The Company enters into derivative contracts with the right to offset in the normal course of business as well as in the event of default. TC Energy has no master netting agreements; however, similar contracts are entered into containing rights to offset. The Company has elected to present the fair value of derivative instruments with the right to offset on a gross basis on the Condensed consolidated balance sheet. The following tables show the impact on the presentation of the fair value of derivative instrument assets and liabilities had the Company elected to present these contracts on a net basis:

at March 31, 2023	Gross derivative instruments	Amounts available for offset[1]	Net amounts
(unaudited - millions of Canadian $)

Derivative instrument assets
Commodities	653	(545)	108
Foreign exchange	50	(44)	6
Interest rate	30	(7)	23
	733	(596)	137
Derivative instrument liabilities
Commodities	(629)	545	(84)
Foreign exchange	(143)	44	(99)
Interest rate	(39)	7	(32)
	(811)	596	(215)
1Amounts available for offset do not include cash collateral pledged or received.

at December 31, 2022	Gross derivative instruments	Amounts available for offset[1]	Net amounts
(unaudited - millions of Canadian $)

Derivative instrument assets
Commodities	659	(591)	68
Foreign exchange	34	(33)	1
Interest rate	12	(4)	8
	705	(628)	77
Derivative instrument liabilities
Commodities	(733)	591	(142)
Foreign exchange	(213)	33	(180)
Interest rate	(76)	4	(72)
	(1,022)	628	(394)
1Amounts available for offset do not include cash collateral pledged or received.
With respect to the derivative instruments presented above, the Company provided cash collateral of $85 million and letters of credit of $72 million at March 31, 2023 (December 31, 2022 – $138 million and $68 million, respectively) to its counterparties. At March 31, 2023, the Company held cash collateral of less than $1 million and no letters of credit (December 31, 2022 – less than $1 million and $10 million, respectively) from counterparties on asset exposures.
Credit-risk-related contingent features of derivative instruments
Derivative contracts entered into to manage market risk often contain financial assurance provisions that allow parties to the contracts to manage credit risk. These provisions may require collateral to be provided if a credit-risk-related contingent event occurs, such as a downgrade in the Company’s credit rating to non-investment grade. The Company may also need to provide collateral if the fair value of its derivative financial instruments exceeds pre-defined exposure limits.
TC Energy First Quarter 2023 | 67

Based on contracts in place and market prices at March 31, 2023, the aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a net liability position was $10 million (December 31, 2022 – $19 million), for which the Company has provided no collateral in the normal course of business. If the credit-risk-related contingent features in these agreements were triggered on March 31, 2023, the Company would have been required to provide collateral equal to the fair value of the related derivative instruments discussed above. Collateral may also need to be provided should the fair value of derivative instruments exceed pre-defined contractual exposure limit thresholds.
The Company has sufficient liquidity in the form of cash and undrawn committed revolving credit facilities to meet these contingent obligations should they arise.
Fair Value Hierarchy
The Company’s financial assets and liabilities recorded at fair value have been categorized into three categories based on a fair value hierarchy.

Levels	How fair value has been determined

Level I	Quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date. An active market is a market in which frequency and volume of transactions provides pricing information on an ongoing basis.
Level II
This category includes interest rate and foreign exchange derivative assets and liabilities where fair value is determined using the income approach and commodity derivatives where fair value is determined using the market approach.
Inputs include published exchange rates, interest rates, interest rate swap curves, yield curves and broker quotes from external data service providers.

Level III
This category includes long-dated commodity transactions in certain markets where liquidity is low and the Company uses the most observable inputs available or, if not available, long-term broker quotes to estimate the fair value for these transactions.
There is uncertainty caused by using unobservable market data which may not accurately reflect possible future changes in fair value.

The fair value of the Company’s derivative assets and liabilities measured on a recurring basis, including both current and non-current portions, were categorized as follows:

at March 31, 2023	Quoted prices in active markets (Level I)	Significant other observable inputs (Level II)[1]	Significant unobservable inputs (Level III)[1]
(unaudited - millions of Canadian $)				Total

Derivative instrument assets
Commodities	470	181	2	653
Foreign exchange	—	50	—	50
Interest rate	—	30	—	30
Derivative instrument liabilities
Commodities	(401)	(217)	(11)	(629)
Foreign exchange	—	(143)	—	(143)
Interest rate	—	(39)	—	(39)
	69	(138)	(9)	(78)
1There were no transfers from Level II to Level III for the three months ended March 31, 2023.
68 | TC Energy First Quarter 2023

at December 31, 2022	Quoted prices in active markets (Level I)	Significant other observable inputs (Level II)[1]	Significant unobservable inputs (Level III)[1]
(unaudited - millions of Canadian $)				Total

Derivative instrument assets
Commodities	515	142	2	659
Foreign exchange	—	34	—	34
Interest rate	—	12	—	12
Derivative instrument liabilities
Commodities	(478)	(242)	(13)	(733)
Foreign exchange	—	(213)	—	(213)
Interest rate	—	(76)	—	(76)
	37	(343)	(11)	(317)
1There were no transfers from Level II to Level III for the year ended December 31, 2022.
The following table presents the net change in fair value of derivative assets and liabilities classified as Level III of the fair value hierarchy:

	three months ended March 31
(unaudited - millions of Canadian $)	2023	2022

Balance at beginning of period	(11)	(6)
Net gains (losses) included in Net income	1	(6)
Transfers to Level II	1	—
Balance at End of Period[1]	(9)	(12)
1For the three months ended March 31, 2023, there were unrealized gains of $1 million recognized in Revenues attributed to derivatives in the Level III category that were held at March 31, 2023 (2022 – unrealized losses of $6 million).

TC Energy First Quarter 2023 | 69

13. ACQUISITIONS
Texas Wind Farms
On March 15, 2023, TC Energy acquired 100 per cent of the Class B Membership Interests in the 155 MW Fluvanna Wind Farm (Fluvanna) located in Scurry County, Texas for US$99 million in cash, before post-closing adjustments. The asset has a tax equity investor that owns 100 per cent of the Class A Membership Interests, to which a percentage of earnings, tax attributes and cash flows are allocated.
TC Energy determined it has a controlling financial interest in the project and will consolidate the acquired entity as a voting interest entity. The tax equity investor’s interest was recorded as non-controlling interest at its estimated fair value of $106 million (US$80 million). The transaction is accounted for as an asset acquisition and therefore did not result in the recognition of goodwill. The Company began consolidating Fluvanna as of the date of acquisition which did not have a material impact on the Revenues and Net income of the Company for the three months ended March 31, 2023.
TC Energy has determined that the use of the Hypothetical Liquidation at Book Value (HLBV) method of allocating earnings between the Company and the tax equity investor is appropriate as the earnings, tax attributes and cash flows from Fluvanna are allocated to its Class A and Class B Membership Interest owners on a basis other than ownership percentages. Using the HLBV method, the Company's earnings from the project are calculated based on how the project would allocate and distribute its cash if it sold its net assets at their carrying amount on the reporting date under the provisions of the tax equity agreement.
Additionally, the Company has entered into an agreement to acquire 100 per cent of the Class B Membership Interests in the 148 MW Blue Cloud Wind Farm located in Bailey County, Texas for US$125 million in cash, before post-closing adjustments. Closing of the acquisition is pending regulatory approval, which is expected in second quarter 2023. The project has a tax equity investor owning 100 per cent of the Class A Membership Interests.

70 | TC Energy First Quarter 2023

14. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
Capital expenditure commitments at March 31, 2023 have increased by approximately $0.4 billion from those reported at December 31, 2022, reflecting new contractual commitments entered into for the construction of the Southeast Gateway pipeline and other capital projects, partially offset by normal course fulfillment of construction contracts.
Contingencies
TC Energy and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such normal course proceedings and actions will not have a material impact on the Company’s consolidated financial position or results of operations.
Guarantees
TC Energy and its partner on the Sur de Texas pipeline, IEnova, have jointly guaranteed the financial performance of the entity which owns the pipeline. Such agreements include a guarantee and a letter of credit which are primarily related to the delivery of natural gas.
TC Energy and its joint venture partner on Bruce Power, BPC Generation Infrastructure Trust, have each severally guaranteed certain contingent financial obligations of Bruce Power related to a lease agreement and contractor and supplier services.
The Company and its partners in certain other jointly-owned entities have either (i) jointly and severally, (ii) jointly or (iii) severally guaranteed the financial performance of these entities. Such agreements include guarantees and letters of credit which are primarily related to construction services and the payment of liabilities. For certain of these entities, any payments made by TC Energy under these guarantees in excess of its ownership interest are to be reimbursed by its partners.
The carrying value of these guarantees has been included in Other long-term liabilities on the Condensed consolidated balance sheet. Information regarding the Company’s guarantees is as follows:

		March 31, 2023		December 31, 2022
(unaudited - millions of Canadian $)	Term	Potential exposure[1]	Carrying value	Potential exposure[1]	Carrying value

Sur de Texas	Renewable to 2053	100	—	100	—
Bruce Power	Renewable to 2065	88	—	88	—
Other jointly-owned entities	to 2043	81	3	81	3
		269	3	269	3
1TC Energy's share of the potential estimated current or contingent exposure.

TC Energy First Quarter 2023 | 71

15. VARIABLE INTEREST ENTITIES
Consolidated VIEs
A significant portion of the Company’s assets are held through VIEs in which the Company holds a 100 per cent voting interest, the VIE meets the definition of a business and the VIE’s assets can be used for general corporate purposes. The consolidated VIEs whose assets cannot be used for purposes other than for the settlement of the VIE’s obligations, or are not considered a business, were as follows:

(unaudited - millions of Canadian $)	March 31, 2023	December 31, 2022

ASSETS
Current Assets
Cash and cash equivalents	46	60
Accounts receivable	86	98
Inventories	31	32
Other current assets	8	14
	171	204
Plant, Property and Equipment	4,009	3,997
Equity Investments	743	748
Goodwill	449	449
	5,372	5,398
LIABILITIES
Current Liabilities
Accounts payable and other	218	234
Accrued interest	23	18
Current portion of long-term debt	31	31
	272	283
Regulatory Liabilities	80	78
Other Long-Term Liabilities	6	1
Deferred Income Tax Liabilities	16	16
Long-Term Debt	2,106	2,136
	2,480	2,514

72 | TC Energy First Quarter 2023

Non-Consolidated VIEs
The carrying value of these VIEs and the maximum exposure to loss as a result of the Company's involvement with these VIEs are as follows:

(unaudited - millions of Canadian $)	March 31, 2023	December 31, 2022

Balance Sheet Exposure
Equity investments
Bruce Power	5,971	5,783
Other pipeline equity investments	1,132	1,148
Off-Balance Sheet Exposure[1]
Bruce Power	1,932	2,025
Coastal GasLink[2]	2,973	3,300
Other pipeline equity investments	58	58
Maximum Exposure to Loss	12,066	12,314
1 Includes maximum potential exposure to guarantees and future funding commitments.
2 TC Energy is contractually obligated to fund the capital costs to complete the Coastal GasLink pipeline by funding the remaining equity requirements of Coastal GasLink LP through incremental capacity on the subordinated loan agreement with Coastal GasLink LP until final project costs are determined. At March 31, 2023, the total capacity committed by TC Energy under this subordinated loan agreement was $3,300 million (December 31, 2022 – $1,262 million). In the three months ended March 31, 2023, $327 million was drawn on the subordinated loan, reducing the Company's funding commitment under the subordinated loan agreement to $2,973 million. Refer to Note 5, Coastal GasLink, for further information.
TC Energy First Quarter 2023 | 73